Via Facsimile and U.S. Mail
Mail Stop 6010

July 26, 2007

Mr. Michael S. Wyzga
Executive Vice President, Finance, Chief Financial
    Officer and Chief Accounting Officer
Genzyme Corporation
500 Kendall Street
Cambridge, MA 02142

      Re: Genzyme Corporation
              Form 10-K for Fiscal Year Ended December 31, 2006
              File No. 0-14680

Dear Mr. Wyzga:

      We have completed our review of your Form 10-K and have no further comments at this time.

              Sincerely,

              Jim B. Rosenberg
              Senior Assistant Chief
              Accountant